Exhibit 4.1

AMENDMENT TO CERTIFICATE OF DESIGNATION

The definition of “Base Conversion Price” is deleted.

Section 7(b) is amended so that, as amended, Section 7(b) shall read as follows:

The Corporation or any Subsidiary shall not, on or after March 21, 2013 (prior to such date, the pre-amendment provision applies), at any time while Preferred Stock is outstanding, sell or grant any option to purchase or sell or grant any right to reprice, or otherwise dispose of or issue (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such issuances, collectively, a “Dilutive Issuance”) (for purposes of clarification, if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance). Notwithstanding the foregoing, the restriction under this Section 7(b) shall not apply in respect of an Exempt Issuance. For purposes of this Section 7(b), if the Corporation enters into a Variable Rate Transaction, the Corporation shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised when determining whether such issuance is a Dilutive Issuance.